Glen Y. Sato (650) 843-5502 gsato@cooley.com

February 4, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynavax Technologies Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 and Schedule 14A

Dear Ms. Crotty:

On behalf of Dynavax Technologies Corporation (the “Company”), we hereby respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2010 (the “Comment Letter”) relating to (i) the Company’s Annual Report on Form 10-K, File No. 001-34207, filed with the Commission on March 6, 2009 and (ii) the Company’s Schedule 14A, File No. 001-34207, filed with the Commission on April 3, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which, for the Staff’s convenience, has been incorporated into this response letter.

The information currently available and provided in the response is solely for fiscal year 2008, the year with respect to which the Comment Letter applies, but the Company expects to provide disclosure in a form to be used in the future following acceptance by the Staff. Accordingly, we respectfully advise the Commission that where the Comment Letter requests the Company to revise disclosure, such disclosure shall be the form of disclosure the Company intends to make in the 2010 filings of its Annual Report on Form 10-K and its Schedule 14A.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1, Business, p. 3

Pharmaceutical Partnerships and Funding Agreements, p.10

1.	We note your response to our prior comment 1. Please confirm that your next Form 10-K will incorporate by reference the AstraZeneca and Regents of the University of California agreements.

Response: We confirm that the Company’s next Form 10-K will incorporate by reference the AstraZeneca and Regents of the University of California agreements.

Intellectual Property, p. 12

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Securities and Exchange Commission

February 4, 2010

Page Two

2.	We note the proposed disclosure provided in response to our prior comments 1 and 2 and the following statement: “We have paid the University of California a total of $1.5 million in license fees and milestones under these agreements and the total milestones payable for one licensed product would be approximately $3.1 million, excluding license fees, milestone payments and low single-digit royalties on net sales. . .” (Emphasis added). This statement as written is confusing. We have asked for the total potential milestone payments due under the license agreements; however, your disclosure states that the total potential milestone payments due for one licensed product would be approximately $3.1 million but that this figure excludes milestone payments. If your statement is meant to say that all fees paid to date are excluded from this figure, please revise your disclosure to clarify this point. If not, please provide revised disclosure clearly stating the total potential milestone payments potentially due under the license agreements.

Response: Please note that the following proposed clarification will replace the last paragraph of the intellectual property disclosure that we proposed in our prior letter to the Commission dated January 22, 2010 (the “First Response Letter”). Other than the last paragraph below, the proposed intellectual property disclosure, including paragraphs omitted here for brevity, will remain as previously submitted in the First Response Letter.

Proposed Clarification of Intellectual Property Disclosure:

Under the terms of our license agreements with the Regents of the University of California, we are required to pay license fees, make milestone payments, share a portion of fees from third party partnerships up to a specified amount and pay low single-digit royalties on net sales resulting from successful products originating from the licensed technologies. To date, we have paid the University of California a total of $1.5 million in license fees, shared third party partnership fees and milestone payments under these agreements. We estimate the total potential milestone payments payable for each such product will total approximately $3.1 million, not including royalties. We may terminate these agreements in whole or in part on 60 days advance notice. The Regents of the University of California may terminate these agreements if we are in breach for failure to make royalty payments, meet diligence requirements, produce required reports or fund internal research and we do not cure such breach within 60 days after being notified of the breach. Otherwise, the agreements generally continue in effect until the last patent claiming a product licensed under the agreement or its manufacture or use expires, or in the absence of patents, until the date the last patent application claiming a licensed product is abandoned.

Schedule 14A Filed April 3, 2009

Annual Cash-Based Incentive Awards, p. 13

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Securities and Exchange Commission

February 4, 2010

Page Three

3.	We note your response to our prior comment 5 and the related proposed disclosure. Please further revise your disclosure to address the following items:

•

The company goals as listed are vague and appear to be goal categories rather than the goals themselves. For example, your proposed disclosure references “program-specific activities” and “certain cash management targets.” Please revise your disclosure to list each of the company’s goals and quantify each where applicable.

•

We note the following statement: “In fiscal 2008, only 60% of the Company’s goals were achieved. . .” Please confirm that you will discuss the level of achievement of each of the goals, not just all company goals as a group.

•

We note that one of the personal goals listed for Deborah A. Smeltzer is the “achievement of financial targets.” Please revise your disclosure to list the financial targets and quantify each, as applicable.

Response: We confirm that the level of achievement of each goal will be disclosed in the corresponding section of our Compensation Discussion and Analysis in our 2010 Proxy Statement, not limited to the Company’s goals as it relates to the group.

Proposed Disclosure:

Annual Cash-Based Incentive Awards

The Compensation Committee uses cash-based incentive awards to reward our named executive officers for performance that is aligned with the interests of our stockholders, as measured by achievement of corporate and personal goals established by the Board of Directors.

Target incentive compensation is expressed as a percentage of the named executive officer’s annual base salary. For fiscal 2008, the target incentive compensation for each of the named executive officers and the respective allocation of the incentive compensation between corporate and personal goals were as follows:

Name	Target Incentive Compensation (Percentage of Annual Base Salary)	Allocation of Incentive Compensation to Corporate Goals	Allocation of Incentive Compensation to Personal Goals

Dino Dina, M.D.	60%	100%	0%

Robert L. Coffman, Ph.D.	50%	40%	60%

Zbigniew Janowicz, Ph.D.	50%	100%	0%

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Securities and Exchange Commission

February 4, 2010

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Name	Target Incentive Compensation (Percentage of Annual Base Salary)	Allocation of Incentive Compensation to Corporate Goals	Allocation of Incentive Compensation to Personal Goals

Michael S. Ostrach	50%	40%	60%

Deborah A. Smeltzer	50%	40%	60%

In 2008, the corporate goals were grouped into three categories including (i) Corporate partnering activities related to establishing successful collaborative relationships to fund further development of our product pipeline; (ii) Program-specific activities related to the implementation of product development plans; and (iii) Financing activities related to the achievement of certain cash management targets. The fiscal 2008 goals included additional performance criteria leading to a total target weight of 110%. The target weight and achievement percentages for our corporate goals were as follows:

Corporate Goals	Performance Objective	Target Weight	Achievement
Corporate Partnering	• Secure collaborative partnership or joint venture relationships for pipeline products.	30%	30%

Program Development	• Resolve FDA clinical hold for HEPLISAV. • Achieve operational enhancements to the Company’s manufacturing facility in Düsseldorf, Germany.	50%	10%

Finance Goals	• Maintain two years of cash. • Achieve stock performance consistent with the top quartile of a peer group.	30%	20%
TOTAL		110%	60%

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Securities and Exchange Commission

February 4, 2010

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The goals are established with the expectation that results will fall within the 70% - 95% range. Results below or above that range are possible if there is significant under- or out-performance by the Company. In fiscal 2008, the Company achieved all of its Corporate Partnering goals. The Company, however, did not achieve many of its Program Development goals, primarily due to a delay in development activities on the Company’s lead product candidate, HEPLISAV, as a result of a clinical hold by the U.S. Food and Drug Administration (“FDA”). This resulted in an overall achievement of only 60% of the Company’s goals in fiscal 2008.

The target incentive compensation for each of Drs. Dina and Janowicz is based 100% on the achievement of Company goals. In particular, the Compensation Committee believes that placing a large percentage of Dr. Dina’s total cash compensation “at risk” promotes our pay-for-performance philosophy by aligning his incentive to lead the Company to achieve its overall objectives and increase stockholder value. Our Board, based on recommendations and review of more detailed analysis performed by our Compensation Committee, considered the following additional factors in evaluating the performance of, and setting the cash incentive compensation for Dr. Dina based on 2008 performance: (1) achievement of our Company goals; (2) his contribution to an enhanced research and development portfolio and related funding; and (3) his contribution to the hiring and retention of superior management personnel.

Other than for Drs. Dina and Janowicz, our Compensation Committee evaluates the performance of the remaining named executive officers of the Company based on achievement of corporate and personal goals and determines the incentive amounts payable in accordance with such achievement. Our Board and our Compensation Committee have the discretion to determine the level to which goals were achieved, modify the performance criteria or select other performance factors with respect to incentive compensation paid to our named executive officers for any given fiscal year. The following table summarizes the 2008 individual performance goals and achievement levels of the remaining named executive officers:

Name	Personal Goals	Achievement

Robert L. Coffman, Ph.D.	• Clinical and regulatory activities; • Establishing collaborative relationships to commercialize and fund development of our product candidates.	100%

Michael S. Ostrach	• Obtaining and maintaining proprietary protection for our product candidates, technology and know-how; • Establishing collaborative relationships to commercialize and fund development of our product candidates; and • Achieving a two year cash balance and stock performance consistent with the top quartile of a peer group.	80%

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Securities and Exchange Commission

February 4, 2010

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Name	Personal Goals	Achievement

Deborah A. Smeltzer	• Management of operating expenses to achieve a two year cash balance; • Improvement of financial planning and budgetary systems; and • Oversight of administrative operations and intercompany transactions between Dynavax and European subsidiary	80%

In fiscal 2008, the total targeted cash compensation for our named executive officers ranged between the 50th to 60th percentiles of market data from the Radford Surveys, which is below the historical 75th percentile benchmark target as the Company attempted to manage the available total cash. As pay practices within our peer group evolve, the Compensation Committee will continue to evaluate our executive compensation in light of its desired pay-for-performance approach.

Transactions with Related Persons, p. 28

4.	We note your response to our prior comment 8 and advise you that we will not be in a position to clear our review of this filing until the employment agreement with Dr. Janowicz has been filed with your Form 10-K for fiscal year ended December 31, 2009.

Response: The Company recognizes that the Commission will not be in a position to clear its review of the Company’s Schedule 14A filed April 3, 2009 until the employment agreement between the Company and Dr. Janowicz dated January 17, 2005, as amended (the “Janowicz Agreement”), has been filed. The Company respectfully advises the Commission that the Janowicz Agreement will be filed as an exhibit to the earlier of the next Current Report on Form 8-K or Annual Report on Form 10-K the Company files with the Commission.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

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Securities and Exchange Commission

February 4, 2010

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Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:	Dino Dina, M.D., Dynavax Technologies Corporation Michael Ostrach, Dynavax Technologies Corporation

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